UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ARCELLX, INC.
(Name of Subject Company (Issuer))
RAVENS SUB, INC.
a wholly owned subsidiary of
GILEAD SCIENCES, INC.
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
03940C100
(Cusip Number of Class of Securities)
Keeley Cain Wettan
Executive Vice President, General Counsel, Legal and Compliance
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404
650-574-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Emily Oldshue
Nicholas Roper
Ropes & Gray, LLP
800 Boylston Street, Prudential Tower
Boston, MA 02199
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (“Arcellx”), at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of Arcellx’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (“Computershare Trust” and, together with Computershare, the “Rights Agent”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   The subject company and the issuer of the securities subject to the Offer is Arcellx, Inc. Its principal executive office is located at 800 Bridge Parkway, Redwood City, CA 94065, and its telephone number is (240) 327-0630.
(b)   This Schedule TO relates to Shares. According to Arcellx, as of the close of business on March 3, 2026, there were (i) 58,672,448 Shares issued and outstanding, (ii) 6,724,330 Shares subject to issuance pursuant to outstanding options to purchase Shares, (iii) 3,927,127 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (assuming maximum levels of attainment of performance goals, in the case of restricted stock units that are subject to performance-based vesting conditions) and (iv) 8,546 Shares subject to outstanding purchase rights under the Amended and Restated Arcellx, Inc. 2022 Employee Stock Purchase Plan (the “Company ESPP”) (assuming a purchase price equal to the fair market value of a Share on the first day of the offering period under the Company ESPP).
(c)   The information concerning the principal market, if any, in which Shares are traded and certain high and low sales prices for Shares in the principal market in which Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a) — (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, and the telephone number of each is (650) 574-3000. The information regarding Purchaser and Parent set forth in Section 9 — “Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b)    The information set forth in Section 8 — “Certain Information Concerning the Company,” Section 9 — “Certain Information Concerning Parent and Purchaser,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1) — (7)   The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b)   The Offer is not subject to a financing condition.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in Section 9 — “Certain Information Concerning Parent and Purchaser,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)   The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Contacts with the Company” and Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)   The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.   EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated as of March 6, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published March 6, 2026 in The New York Times.
(a)(5)(A)	Joint Press Release of Parent and Arcellx, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(B)	Email message from Parent to Parent investors, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(C)	LinkedIn post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(D)	X post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(2)	Collaboration and License Agreement, dated December 8, 2022, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(3)	Amendment No. 1 to Collaboration and License Agreement, dated November 15, 2023, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(4)	Common Stock Purchase Agreement, dated December 8, 2022, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.23 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(5)	Common Stock Purchase Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.19 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(6)	Amended and Restated Standstill Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.20 of Arcellx’s Annual Report on Form 10-K filed with the SEC on February 28, 2024).
(d)(7)	Form of Contingent Value Rights Agreement, by and among Parent, Arcellx and the Rights Agent (incorporated by reference to Annex III of Exhibit 10.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(8)	Form of Tender and Support Agreement, by and among Parent, Purchaser and certain Stockholders of Arcellx (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).

Index No.
(d)(9)*	Confidentiality Agreement, dated as of February 18, 2026, by and between Parent and Arcellx.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 6, 2026
RAVENS SUB, INC.
By:
/s/ Keeley Cain Wettan

Name:
Keeley Cain Wettan

Title:
Vice President and Secretary

GILEAD SCIENCES, INC.
By:
/s/ Andrew D. Dickinson

Name:
Andrew D. Dickinson

Title:
Executive Vice President and Chief Financial Officer